Pricing supplement To prospectus dated April 8, 2020, prospectus supplement dated April 8, 2020 and product supplement no. 1-II dated November 4, 2020	Registration Statement Nos. 333-236659 and 333-236659-01 Dated October 19, 2022 Rule 424(b)(2)

JPMorgan Chase Financial Company LLC

$1,000,000

Floating Rate Notes Linked to the Consumer Price Index due October 23, 2023

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	The notes are designed for investors who seek (a) a single interest payment at maturity that is linked to the year-over-year change in the Consumer Price Index as determined on the Determination Date, multiplied by the Multiplier of 1.05, provided that this rate will not be less than the Minimum Interest Rate of 0.00% per annum, and (b) the return of their principal amount at maturity.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest.
Interest:	We will pay you interest on the Interest Payment Date based on the Interest Rate and the applicable Day Count Fraction, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	With respect to the Interest Period, a rate per annum equal to the CPI Rate as determined on the Determination Date multiplied by the Multiplier, provided that this rate will not be less than the Minimum Interest Rate
Interest Period:	The period beginning on and including the Original Issue Date and ending on but excluding the Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement
Interest Payment Date:	Interest on the notes will be payable in arrears on the Maturity Date (the “Interest Payment Date”), subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement.
Minimum Interest Rate:	0.00% per annum
Multiplier	1.05
CPI Rate:

For the Determination Date, the CPI Rate will be calculated as follows:

CPIt-3  - CPIt-15

CPIt-15

where: “CPIt-3” means, with respect to the Determination Date, the published level of the Consumer Price Index for the calendar month that is three (3) calendar months immediately preceding the calendar month in which the Determination Date falls, which we refer to as the “reference month”; and

“CPIt-15” means, with respect to the Determination Date, the published level of the Consumer Price Index for the calendar month that is fifteen (15) calendar months immediately preceding the calendar month in which the Determination Date falls.

CPI or Consumer Price Index:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on the Bloomberg Professional® service (“Bloomberg”) page “CPURNSA” (or any successor source) or any successor index, as determined by the calculation agent in accordance with the procedures set forth under “The Underlyings — Base Rates — CPI Rate” in the accompanying product supplement.
Determination Date:	October 18, 2023. Accordingly, interest will be based on the year-over-year change in CPI between July 2022 and July 2023.
Pricing Date:	October 19, 2022
Original Issue Date:	October 24, 2022, subject to the Business Day Convention (Settlement Date)
Maturity Date:	October 23, 2023, subject to the Business Day Convention
Business Day Convention:	Preceding
Interest Accrual Convention:	Unadjusted
Day Count Convention:	30/360
CUSIP:	48133PAF0

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$10	$990
Total	$1,000,000	$10,000	$990,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $10.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021464/crt_dp139380.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Supplemental Terms of the Notes

Notwithstanding anything to the contrary in the accompanying product supplement, the maturity date is less than one year from the issue date.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY — Regardless of the year-over-year change in the CPI, we will pay you at least the principal amount of your notes if you hold the notes to maturity. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	SINGLE INTEREST PAYMENT AT MATURITY — The notes offer a single interest payment on the Interest Payment Date, which is also the Maturity Date. With respect to the Interest Period, your notes will pay an interest rate per annum equal to the CPI Rate as determined on the Determination Date multiplied by the Multiplier, provided that this rate will not be less than the Minimum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL INFLATION PROTECTION — For the Interest Period, the Interest Rate on the notes will be a rate per annum equal to the CPI Rate as determined on the Determination Date multiplied by the Multiplier, provided that this rate will not be less than the Minimum Interest Rate. In no event will the Interest Rate for the Interest Period be less than the Minimum Interest Rate.
•	TAX TREATMENT — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in this pricing supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE THE INTEREST RATE ON THE NOTES IS A FLOATING RATE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE — With respect to the Interest Period, your notes will pay an interest rate per annum equal to the CPI Rate as determined on the Determination Date (which is based on the year-over-year change in the level of the CPI) multiplied by the Multiplier of 1.05, provided that this rate will not be less than the Minimum Interest Rate. If the CPI does not increase over the relevant period measured by the CPI Rate, which is likely to occur when there is little or no inflation, or if the CPI decreases over this period, which is likely to occur when there is deflation, the Interest Rate for the Interest Period will be equal to the Minimum Interest Rate. If the Interest Rate for the Interest Period is equal to the Minimum Interest Rate, which will occur if the CPI Rate on the Determination Date is less than or equal to 0.00% per annum, no interest will be payable with respect to the Interest Period and you will not receive any interest payment over the term of the notes.
•	THE INTEREST RATE ON THE NOTES IS BASED ON THE CPI RATE — The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of the CPI Rate, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of the CPI Rate, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions and public expectations with respect to such factors. These and other factors may have a negative impact on the CPI Rate and on the value of the notes in the secondary market. The effect that any single factor may have on the CPI Rate may be partially offset by other factors. We cannot predict the factors that may cause the CPI Rate, and consequently the Interest Rate for the

JPMorgan Structured Investments —	PS- 1
Floating Rate Notes Linked to the Consumer Price Index

Interest Period, to increase or decrease. A decrease in the CPI Rate will result in a reduction of the Interest Rate used to calculate the Interest for the Interest Period.

•	FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — The notes will pay an interest rate per annum equal to the CPI Rate as determined on the Determination Date multiplied by the Multiplier, provided that this rate will not be less than the Minimum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities for our and JPMorgan Chase & Co.’s own accounts or on behalf of customers, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to Secondary Market Prices of the Notes

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the CPI on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including, but not limited to:
•	any actual or potential change in our creditworthiness or credit spreads;
•	the actual and expected volatility of the CPI;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	fluctuations in the prices of various consumer goods and energy resources;
•	inflation and expectations concerning inflation; and
•	a variety of economic, financial, political, regulatory or judicial events.

Risks Relating to the CPI Rate

•	THE CPI AND THE WAY THE BUREAU OF LABOR STATISTICS OF THE U.S. LABOR DEPARTMENT (THE “BLS”) CALCULATES THE CPI MAY CHANGE IN THE FUTURE — There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could

JPMorgan Structured Investments —	PS- 2
Floating Rate Notes Linked to the Consumer Price Index

reduce the level of the CPI and lower the interest payable with respect to the notes. Accordingly, the amount of interest payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is discontinued or substantially altered, a successor index may be employed to calculate the interest payable on the notes and that substitution may adversely affect the value of the notes.

•	THE INTEREST RATE ON THE NOTES MAY NOT REFLECT ACTUAL LEVELS OF INFLATION AFFECTING HOLDERS OF THE NOTES — The CPI is just one measure of inflation and may not reflect the actual levels of inflation affecting holders of the notes. Further, the CPI Rate for the Interest Period is based on the lagging percentage change in the level of the CPI over a specified period. Accordingly, an investment in the notes may not fully offset any inflation actually experienced by any holder of the notes.

JPMorgan Structured Investments —	PS- 3
Floating Rate Notes Linked to the Consumer Price Index

Hypothetical Interest Rates Based on Historical CPI Levels

Provided below are historical levels of the CPI from January 2016 to September 2022. Also provided below are the hypothetical Interest Rates for a hypothetical Interest Period in the calendar months from January 2017 to December 2022 that would have resulted from the year-over-year change in the historical levels of the CPI presented below multiplied by the Multiplier, subject to the Minimum Interest Rate. We obtained the historical information included below from Bloomberg, without independent verification.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical Interest Rates for a hypothetical Interest Period set forth below are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes and assume that the change in the CPI will be measured on a year-over-year basis. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the historical volatility of the CPI. Additionally, for ease of presentation, the hypothetical Interest Rates set forth below have only been calculated to the third decimal point and rounded to the nearest second decimal point, which is different from the rounding convention applicable to the notes. As a result, the hypothetical Interest Rates depicted in the table below should not be taken as an indication of the actual Interest Rate that will be payable with regard to the Interest Period over the term of the notes.

	Historical Levels of CPI							Hypothetical Interest Rates Payable
	2016	2017	2018	2019	2020	2021	2022	2017	2018	2019	2020	2021	2022
January	236.916	242.839	247.867	251.712	257.971	261.582	281.148	1.72%	2.14%	2.65%	1.85%	1.24%	6.53%
February	237.111	243.603	248.991	252.776	258.678	263.014	283.716	1.78%	2.31%	2.29%	2.15%	1.23%	7.15%
March	238.132	243.801	249.554	254.202	258.115	264.877	287.504	2.18%	2.21%	2.01%	2.40%	1.43%	7.39%
April	239.261	244.524	250.546	255.548	256.389	267.054	289.109	2.63%	2.17%	1.63%	2.61%	1.47%	7.85%
May	240.229	244.733	251.588	256.092	256.394	269.195	292.296	2.87%	2.32%	1.60%	2.45%	1.76%	8.26%
June	241.018	244.955	251.989	256.143	257.797	271.696	296.311	2.50%	2.48%	1.96%	1.62%	2.75%	8.97%
July	240.628	244.786	252.006	256.571	259.101	273.003	296.276	2.31%	2.59%	2.10%	0.35%	4.37%	8.67%
August	240.849	245.519	252.146	256.558	259.918	273.567	296.171	1.97%	2.94%	1.88%	0.12%	5.24%	9.01%
September	241.428	246.819	252.439	256.759	260.280	274.310	296.808	1.72%	3.02%	1.73%	0.68%	5.66%	9.51%
October	241.729	246.663	252.885	257.346	260.388	276.589		1.81%	3.10%	1.90%	1.04%	5.63%	8.95%
November	241.353	246.669	252.038	257.208	260.229	277.948		2.04%	2.83%	1.84%	1.38%	5.51%	8.68%
December	241.432	246.524	251.233	256.974	260.474	278.802		2.34%	2.39%	1.80%	1.44%	5.66%	8.61%

Hypothetical Example of Calculation of the CPI Rate

The following example illustrates how the CPI Rate is calculated for a hypothetical Interest Period based on a hypothetical Determination Date. The hypothetical CPI Rate in the following example is for illustrative purposes only and may not correspond to the actual CPI Rate for the Interest Period applicable to a purchaser of the notes. The hypothetical Determination Date used in the following example is for illustrative purposes only and does not correspond to the actual Determination Date. The actual Determination Date is set forth under “Key Terms — Determination Date” in this pricing supplement. The numbers appearing in the following examples have been rounded for ease of analysis.

On a hypothetical Determination Date occurring in December 2022, the relevant CPI Rate is calculated based on the percent change in the CPI for the one-year period from September 2021 (274.310) to September 2022 (296.808) as follows:

CPI Rate =	296.808 – 274.310	= 8.20%
274.310

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Floating Rate Notes Linked to the Consumer Price Index

Hypothetical Interest Rate for the Interest Period

The following table illustrates the Interest Rate determination for the Interest Period for a hypothetical range of performance of the CPI Rate and reflects the Minimum Interest Rate and Multiplier set forth on the cover of this pricing supplement. The hypothetical CPI Rate and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual CPI Rate or interest payment applicable to a purchaser of the notes.

Hypothetical CPI Rate		Multiplier		Hypothetical Interest Rate
9.00%	×	1.05	=	9.45%
8.00%	×	1.05	=	8.40%
7.00%	×	1.05	=	7.35%
6.00%	×	1.05	=	6.30%
5.00%	×	1.05	=	5.25%
4.00%	×	1.05	=	4.20%
3.00%	×	1.05	=	3.15%
2.00%	×	1.05	=	2.10%
1.00%	×	1.05	=	1.05%
0.00%	×	1.05	=	0.00%*
-0.50%	×	1.05	=	0.00%*
-1.00%	×	1.05	=	0.00%*
-2.00%	×	1.05	=	0.00%*

*The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum.

Hypothetical Examples of Interest Rate Calculation for the Interest Period

The following examples illustrate how the hypothetical Interest Rate is calculated for the Interest Period and assume that that the Day Count Fraction for the Interest Period is equal to 360/360. The actual Day Count Fraction for the Interest Period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rate for the Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: With respect to the Interest Period, the CPI Rate is 2.00% on the Determination Date. The Interest Rate applicable to this Interest Period is 2.10% per annum.

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × (2.00% × 1.05) × (360/360) = $21.00

Example 2: With respect to the Interest Period, the CPI Rate is -2.00% on the Determination Date. Because the CPI Rate of -2.00% multiplied by 1.05 is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate for the Interest Period is 0.00% per annum and no interest is payable on the notes.

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 5
Floating Rate Notes Linked to the Consumer Price Index

What Is the Consumer Price Index?

The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published on Bloomberg screen CPURNSA or any successor source, as determined by the calculation agent in accordance with the procedures set forth under “The Underlyings — Base Rates — CPI Rate” in the accompanying product supplement. The CPI for a particular month is published during the following month.

The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food and beverages, housing, apparel, transportation, medical care, recreation, and education and communication, and other goods and services. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Historical Information

The following graph sets forth the monthly historical performance of the year-over-year change in the CPI from January 2017 through September 2022. We obtained the rates used to construct the graph below from Bloomberg, without independent verification. The rates displayed below do not reflect the Multiplier.

The year-over-year change in the CPI for the month of September 2022 (as compared to September 2021) was 8.20% based on Bloomberg page “CPI YOY.” The actual CPI Rate for the Determination Date will be determined in the manner described in “Key Terms — CPI Rate” in this pricing supplement and not by reference to the Bloomberg page “CPI YOY.”

The historical year-over-year change in CPI should not be taken as an indication of future results, and no assurance can be given as to the CPI Rate on the Determination Date. There can be no assurance that the performance of the CPI Rate will result in an Interest Rate for the Interest Period that is greater than the Minimum Interest Rate.

JPMorgan Structured Investments —	PS- 6
Floating Rate Notes Linked to the Consumer Price Index

Material U.S. Federal Income Tax Consequences

Prospective investors should note that the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement 1-II does not apply to the notes issued under this pricing supplement and is superseded in its entirety by the following discussion.

The following is a discussion of the material U.S. federal income and certain estate tax consequences of owning and disposing of the notes, and constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP. It applies to you only if you are an initial investor who purchases a note at its price to the public indicated on the cover for cash and holds it as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code, the potential application of the provision of the Code known as the Medicare contribution tax and the different consequences that may apply if you are an investor subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;
•	a “regulated investment company” as defined in Code Section 851;
•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA” as defined in Code Section 408 or 408A, respectively;
•	a dealer or one of certain electing traders in securities who mark their securities to market for tax purposes;
•	a person holding a note as part of a “straddle,” conversion transaction or integrated transaction, or who has entered into a “constructive sale” with respect to a note;
•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
•	a trader in securities who elects to apply a mark-to-market method of tax accounting; or
•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which, subsequent to the date hereof, may affect the tax consequences described herein, possibly with retroactive effect. As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general discussion. Moreover, the effects of any applicable state, local or non-U.S. tax laws are not discussed. You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Treatment of the Notes

The notes will be treated as “short-term obligations” for U.S. federal income tax purposes. Purchasers who are not initial purchasers of the notes at the price to the public indicated on the cover should consult their tax advisers with respect to the tax consequences of an investment in the notes.

Tax Consequences to U.S. Holders

You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•	a citizen or individual resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Generally, a short-term obligation is treated for U.S. federal income tax purposes as issued at a discount equal to the difference between the payments due thereon and the instrument’s price to the public indicated on the cover, and this discount is treated as interest income when received or accrued, as described further below. There is no authority, however, regarding the accrual of discount on short-term obligations, such as the notes, that provide for contingent payments, and no ruling will be requested from the IRS with respect to the notes. As a result, several aspects of the U.S. federal income tax consequences of an investment in these notes are uncertain, as discussed below.

JPMorgan Structured Investments —	PS- 7
Floating Rate Notes Linked to the Consumer Price Index

Tax Treatment Prior to Maturity or Earlier Disposition. If you are a cash-method taxpayer, you will not be required to recognize income with respect to the notes prior to maturity, other than pursuant to a sale or exchange, as described below. You can elect to accrue discount into income on a current basis, in which case you would be subject to the rules described in the following paragraph. Generally, if you own a short-term obligation and do not make this election, you will be required to defer deductions with respect to any interest paid on indebtedness incurred to purchase or carry the short-term obligation, to the extent of accrued discount that you have not yet included in income. As noted above, however, there is no authority regarding the accrual of discount on short-term obligations such as the notes. It is therefore unclear how, if at all, the rules regarding deferral of interest deductions would apply to your notes.

Generally, accrual-method owners and certain other owners of a short-term obligation (including electing cash-method owners) are required to accrue discount on the obligation into income on a straight-line basis. As noted above, however, there is no authority regarding the accrual of discount on short-term obligations such as the notes. Consequently, the timing and amounts of the discount to be accrued on these notes is generally unclear. If the overall amount of discount that will be received has become fixed (or the likelihood of this amount not being a fixed amount has become remote) prior to maturity, it is more likely than not that the amount of discount to be accrued will be determined based on the fixed amount.

Sale, Exchange or Retirement of the Notes. Upon a sale or exchange of a note (including redemption at maturity), you will recognize gain or loss in an amount equal to the difference between the amount you receive and your adjusted basis in the note. Your adjusted basis in the note will equal the amount you paid to acquire the note, increased by any discount that you have previously included in income. The amount of any resulting loss generally will be treated as a capital loss. Gain recognized on redemption at maturity should be treated as ordinary income.

If you are a cash-method taxpayer who has elected an accrual method of tax accounting in respect of your notes, the ordinary income treatment of accrued discount, in conjunction with the capital loss treatment of any loss recognized upon the sale or exchange of the notes, could result in adverse tax consequences to you, because the deductibility of capital losses is subject to limitations.

Generally, if you are a cash-method taxpayer who has not elected an accrual method of tax accounting in respect of your notes, gain recognized on a sale or exchange prior to maturity should be treated as ordinary income in an amount not exceeding the accrued discount. As noted above, however, there is no authority regarding the accrual of discount on short-term obligations such as the notes. Because the overall amount of discount that will be received at maturity will have become fixed prior to the sale or exchange, it is more likely than not that the portion of your gain on the sale or exchange that will be treated as accrued discount (and, therefore, taxed as ordinary income) will be determined based on the fixed amount. The portion of your gain recognized in excess of accrued discount, if any, generally should be short-term capital gain.

Generally, if you own a short-term obligation and you are subject to an accrual method of tax accounting gain recognized on a sale or exchange should be short-term capital gain because accrued discount will already have been included in your income. As noted above, however, there is no authority regarding the accrual of discount on short-term obligations such as the notes. Consequently, at least prior to the overall amount of discount that will be received at maturity becoming fixed, there is uncertainty regarding what portion, if any, of gain recognized upon the sale or exchange could be treated as short-term capital gain rather than ordinary income. Notwithstanding this uncertainty, if you are an accrual-method taxpayer, you will recognize ordinary income no later than, and in an amount not less than, if the notes were subject to cash-method accounting.

Tax Consequences to Non-U.S. Holders

You are a “Non-U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•	a nonresident alien individual;
•	a foreign corporation; or
•	a foreign estate or trust.

You are not a “Non-U.S. Holder” for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition of a note. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including redemption at maturity).

Subject to the discussion of “FATCA” below, income and gain from a note generally will be exempt from U.S. federal income tax (including withholding tax) if these amounts are not effectively connected with your conduct of a U.S. trade or business and you provide a properly completed applicable Internal Revenue Service (“IRS”) Form W-8 appropriate to your circumstances.

If you are engaged in a U.S. trade or business, and if income or gain from a note is effectively connected with your conduct of that trade or business (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment in the United States), although exempt from the withholding tax discussed above, you generally will be taxed in the same manner as a U.S. Holder with respect to that income. You will not be subject to withholding in this case if you provide a properly completed IRS Form W-8ECI. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of owning and disposing of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

JPMorgan Structured Investments —	PS- 8
Floating Rate Notes Linked to the Consumer Price Index

Federal Estate Tax

If you are an individual Non-U.S. Holder, your notes will generally not be treated as U.S.-situs property subject to U.S. federal estate tax, provided that your income from the notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

Interest accrued or paid on your notes and the proceeds received from a sale or exchange of your notes (including redemption at maturity) will generally be subject to information reporting unless you are an “exempt recipient.” You may also be subject to backup withholding on payments in respect of your notes unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed IRS Form W-8 appropriate to your circumstances. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA,” and regulations promulgated thereunder, generally impose a 30% withholding tax on payments to certain foreign entities (including financial intermediaries) with respect to debt instruments such as the notes, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the foreign entity’s jurisdiction may modify these requirements. This regime applies to payments of interest and to the payment on your notes at maturity, as well as the proceeds of any sale or other disposition of a note occurring after December 31, 2018. You should consult your tax adviser regarding the potential application of FATCA to the notes.

The Issuer will not pay any additional amounts with respect to any withholding tax.

YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note.  A master note represents multiple securities that may be issued at different times and that may have different terms.  The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been issued by JPMorgan Financial pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from JPMorgan Financial, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee.  This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated May 6, 2022, which was filed as an exhibit to a Current Report on Form 8-K by JPMorgan Chase & Co. on May 6, 2022.

JPMorgan Structured Investments —	PS- 9
Floating Rate Notes Linked to the Consumer Price Index